Mail Stop 4561

June 9, 2006

By U.S. Mail and Facsimile (212) 455-2502

David E. Wezdenko
Chief Financial Officer
Evercore Partners, Inc.
55 East 52nd Street
43rd Floor
New York, New York 10055

Re: Evercore Partners, Inc.
          Registration Statement on Form S-1
          Filed May 12, 2006
          File No. 333-134087

Dear Mr. Wezdenko:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide a price range, and fill in all corresponding blanks as soon as possible. Since the price range, in particular, triggers a number of disclosure matters, we will need sufficient time to process the amendments when it is included. Share ownership percentages are also key to our review. Please understand that the effect of such disclosures throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please update the financial statements and all related disclosure when you file your next amendment as required by Rule 3-12(g) of Regulation S-X.

3.   Please file an updated consent of the independent accountants as an exhibit in your next amendment. Refer to Item 302 of Regulation S-T.

Inside Cover Page

4.   Please tell us whether Evercore was the lead advisor on each of the transactions listed. For any instances in which it did not serve as lead, please tell us Evercore's relationship with respect to the deal.

Table of Contents Page

5.   Please delete the definition of "investment banking boutique" and, instead, define this term in context in the Summary and Business sections, and elsewhere as necessary.

6.   We note your statement that completion of the reorganization is a condition to the consummation of the offering. Please clarify, here and elsewhere as appropriate, whether the merger with Protego is an essential part of the reorganization and therefore also a condition to the consummation of the offering.

Evercore Partners, page 1

7.   In the first sentence please clarify by what measure you are "the leading investment bank boutique in the world" and provide us with supplemental support for this statement. We also note that under "Our Growth Strategy" on page 4, you describe yourself as "a leading investment bank boutique" rather than "the leading…". Please reconcile these statements.

Investment Management, page 2

8.   We refer to the "Organizational Structure" section on page 26 that states as part of the Formation Transaction, the Company will contribute to Evercore LP various entities that conduct your business, with the exception of the general partners of the Evercore Capital Partners I and II and Evercore Ventures funds.   In this regard, considering these funds are the major source of investment management revenues, please revise the "Investment Management" section on pages 3, which describes the investment management revenues and the $897 million of investments in these three funds as of March 31, 2006, to disclose the effects on current and future operating results and financial condition of the elimination of the general partners of these three funds from the Evercore LP consolidated financial statements. Refer in this section to the effects of the following adjustments to the pro forma operations and financial condition of the Company as of December 31, 2005:

       a. Adjustment (a) on page 34 to the pro forma consolidated income statement or the year ended December 31, 2005 that gives effect to the elimination of the historical results of the three private equity funds including $976,000 of net losses associated with carried interest and portfolio investments.

       b. Adjustment (j) to the pro forma statement of financial condition on page 37 that eliminates $13 million of investments at fair value, equal to 78% of total investments and 16% of total assets as of December 31, 2005.

Organizational Structure, page 5

9. Please revise to clarify, the nature of Class B voting rights. Specifically, disclose, if true, that not all Class B holders will have voting rights, and that all such voting rights will be held by Messrs. Altman and Beutner. Also disclose the respective percentages of control of Evercore Partners that will be held by Messrs. Altman and Beutner and public stockholders.

10. Clarify, if true, that all the Senior Managing Directors will be limited partners of Evercore LP and that there will be no additional partners apart from Evercore Partners, Inc.

11. Please quantify Evercore Partners' "controlling equity interest" in Evercore LP.

12. Revise this section to state that the "Operating Entities" to be transferred to Evercore LP are included in the financial statements of Evercore Holdings with *the exception of the general partners of the Evercore Capital Partners I and II and Evercore Ventures funds.*

The Offering, page 6

13. Under "Voting Rights," please clarify the extent to which the limited partners of Evercore LP apart from Messrs. Altman and Beutner will have voting rights.

Summary Historical and Pro Forma Financial Data, page 8

14. In the fourth paragraph regarding the Evercore LP pro forma adjustments describe in greater detail the nature of the major adjustments included as part of the Formation Transaction and the Protego Combination. For example, describe the effects of footnote (e) on page regarding the elimination of operating results and financial position of the general partners of the Evercore Capital Partners I and II and Evercore Ventures fund*s* in 2006.

15. Discuss the following in the fifth paragraph regarding the Evercore Partners pro forma adjustments:

a. State the basis for including compensation and benefits in the pro forma statement of income *equal to* 50% of your total revenues; and reconcile this statement to the "Employee Compensation and Benefits Expense" section of MD&A on page 45 that states compensation will be at a level *not to exceed* 50% of total revenue each year.

b. Explain why the provision for corporate income tax was determined using a 44% effective tax rate.

16. Revise the Pro Forma Basic Net Income and Diluted Net Income Per Share figures in the "Statement of Income Data" section on page 9 to state that they are related exclusively to the Class A shares. Briefly explain why no disclosure in made of similar information for Class B shares.

17. Please revise the "Operating Metrics" section on page 9 to provide the following disclosure:

a. Discuss and quantify the expected impact on each of the Investment Management measures with respect to the elimination of the private equity funds from consolidation in 2006 as stated in footnote (e) on page 10.

b. Define what are *Capital Commitments, Capital Invested*, *Gross Proceed Realized* and *Carried Interest* and explain how they were derived from the related income statement line items.

c. Assuming these are non-GAAP disclosures, please provide the following disclosure:

   - State the reasons why you believe the presentation of this non-GAAP information provides useful information to investors regarding your financial conditions and results of operations

   - Provide a reconciliation, preferably by a schedule, that reconciles the differences between the non-GAAP financial measures to the most comparable GAAP figure.

d. Explain why there has been no change in the amount of the Capital Commitments during each of the three years in the period ended December 31, 2005.

e. Discuss the reasons why Capital Invested decreased from $206.8 million in 2003 to $15 million 2004. A similar discussion should be provided with respect to Gross Realized Proceeds which decreased from $308 million in 2003 to $35 million in 2004.

   f. Explain why Management and Portfolio Company Fees for 2005 of $15,560 are greater than the total investment management revenue of $14.584 million for 2005 in the consolidated statement of income on page F-6.

   g. Explain the reasons why Carried Interest and Investment Income have decreased significantly during the three year period ended 2005 with a net loss of $976,000 in 2005. Disclose the effect of the elimination of the private equity funds on this trend.   Refer to pro forma adjustment (a) to the pro forma consolidated statement of income for 2005 on page 34.

18.   Revise the "Selected Historical Financial and Other Data" section on page 41 for the comments that are applicable considering it contains information similar to that in the "Summary Historical and Pro Forma Financial Data" section on page 8

Protego Asesores, page 11

19.   Please revise this section to provide the following information with respect to the proposed acquisition of Protego Asesores:

   a. Briefly describe the terms of the proposed acquisition of Protego Asesores and refer to the "Combination with Protego" section of the Organizational Structure section on page 26.

   b. Include a column that shows the pro forma income statement data similar to that provided for Evercore Holdings on page 9. Refer to the pro forma adjustments to the Protego statement of income on page 34 of the Unaudited Pro Forma Financial Information section.

   c. Provide a section for summary statement of financial condition data as of December 31, 2005 similar to that provided for Evercore Partners on page 9. Refer to the pro forma adjustments to the historical statement of financial condition on page 37 of the Unaudited Pro Forma Financial Information section.

   d. Explain why you have not included any operating metrics information similar to that of Evercore Holdings on page 9.

   e. Discuss in a footnote the reasons why Protego has recorded a minority interest for the year ended December 31, 2005 equal to 55% of after-tax net income for that period.

f.   State that all earnings for the period from January 1, 2005 to the date of the closing of the purchase agreement will be distributed to the Directors of Protego. Refer to the "Combination with Protego" section on page 26.

Our management has identified material weaknesses in internal control…, page 14

20.   We refer to the statement that your internal controls over financial reporting do not currently meet all the standards of Section 404 of the Sarbanes-Oxley Act and that you are in the process of addressing these material weaknesses in internal controls. In this regard, please provide the following information:

a.   Describe the remedial plan of action that you have undertaken to provide reasonable assurance that these internal control weaknesses will not recur in the future.

b.   Tell us and disclose why these unremediated material weaknesses in internal controls over financial reporting did not have any impact on the auditor report which expressed an unqualified opinion on the financial statements. Refer to paragraph 129, Issuing an Unqualified Opinion, of PCAOB AS 2.

c.   Discuss in MD&A the expected incremental costs to be incurred in order to improve your internal controls over financial reporting and to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. We note that according to MD&A on page 49 you have incurred approximately $10.2 million in professional fees during 2005 to prepare your historical financial statements and for upgrades to your reporting and accounting system.

21.   Please move this risk factor so that it becomes the first risk factor in this section.

22.   Please revise to clarify the nature of the "adverse regulatory consequences" referred to.

23.   Please reference this risk factor on the cover page of the prospectus.

Protego depends on Mr. Aspe and other key personnel…, page 19

24.   Please clarify the phrase, "the fund's commitment period may be terminated."

Control by Messrs. Altman and Beutner of the voting power…, page 22

25.   Please revise to briefly clarify how Messrs. Altman and Beutner will have the ability to elect all the members of the board.

Organizational Structure, page 26

26.   Please revise to clarify how the business is currently organized. We note the statement on the Table of Contents page that Evercore Holdings is currently "comprised of certain consolidated and combined entities under common ownership by Evercore's Senior Managing Directors." Here please elaborate on that description, including the extent to which Evercore Holdings is controlled by Messrs. Altman and Beutner.

27.   In the second bullet on page 25, discuss the vesting and transfer restriction provisions or cross-reference to a discussion elsewhere in the prospectus.

28.   Please revise to clarify the basis for the statement at the top of page 28 that Messrs. Altman, Beutner and Aspe will have X% of the voting power in Evercore Partners.

29.   We refer to the statement that the general partners of Evercore Capital Partners I and II and Evercore Ventures will not be included as part of Evercore LP in the Formation Transaction. In this regard, please discuss in this section the reasons why these entities, that are included as part of Evercore Holdings, will not form part of the successor company. Consider in your response if this action is in response to your implementation of the requirements of EITF Issue No 04-5 as stated in Note 3, "Recently Issued Accounting Pronouncements" on page F-15.

30.   Please discuss in this section how you determined that the Company is currently under common control of the Senior Managing Directors and *will continue* to be under common control after finalizing the Formation Transaction, the acquisition of Protego and the issuance of shares in the public offering. Consider in your proposed disclosure if the Senior Managing Directors will control the majority of the outstanding voting shares in Evercore Partners and if they will continue to vote in concert under a "two-man unanimous consent" arrangement.

31.   State how you will record and value the vested partnership units issued as part of the Formation Transaction and the Protego acquisition. Describe the authoritative accounting literature you relied upon to record the unvested partnership units to be issued in the Formation Transaction as future compensation expense.

Combination with Protego, page 26

32.   We refer to the $7 million in notes to be issued as partial consideration as well as vested partnership interests in Evercore LP and to footnote (m) on page 38 of the consolidated pro forma statement of financial condition.   In this regard, please disclose in this section the estimated preliminary purchase price of the Protego acquisition and discuss any

significant preacquisition contingencies related to determining the final price of the acquisition.

33.   We refer to the second paragraph on page 27 that states the Company will issue vested and unvested partnership units of Evercore LP with respect to the Protego combination. In this regard, please tell us and state in this section:

   a.   how the value of the vested and unvested partnership units will be determined;

   b.   the authoritative accounting literature you relied on to account for the vested partnership units of Evercore LP as a component of the purchase price and the unvested partnership units as future compensation expense.

   c.   the conditions or events necessary for the unvested partnership units to become fully vested.

Holding Company Structure, page 28

34.   Please revise to clarify how the allocation of net profits and losses between Evercore Partners and Evercore LP will be determined. Please clarify the meaning of the word "accordingly" at the beginning of the third sentence in the third paragraph. Also, clarify the meaning of "initially" in the same sentence, and disclose how those allocations may change after the initial period.

Use of Proceeds, page 30

35.   Please revise to specify the amount of proceeds remaining after the repayments noted.

Dilution, page 32

36.   Revise the pro forma net tangible book value as of December 31, 2005 which you state is approximately *negative* $12.7 million.

Unaudited Pro Forma Financial Information, page 33

Unaudited Condensed Consolidated Pro Forma Statement of Income, page 34

37.   Revise the title of the first column to read "Evercore *Holdings* Historical".

38.   Revise footnote (a) to state the reasons why the Private Equity funds will not be contributed to Evercore LP. Disclose the names of these "certain other entities" and revise the discussion of the Formation Transaction in the "Organizational Structure"

section to disclose these other entities that will not be included. Explain why they will not form part of Evercore LP considering Note 3, "Recently Issued Accounting Pronouncements" on page F-15 of the Evercore Holdings financial statements states that EITF 04-05 is applicable only to the Private Equity Funds. Similar disclosure should be provided in footnote (j) on page 37 with respect to the pro forma statement of financial condition.

39.   We refer to footnote (b) regarding the adjustment for income taxes related to New York City taxes. Please tell us and state in the footnote why no taxes have been recorded with respect to the Company's operations in California. Refer to the "Evercore Partners" section of the Summary section page 1 and to the "Provision for Income Taxes" section on page 47.

40.   We refer to footnote (c) regarding the amortization of intangible assets acquired in the purchase of Protego. Please state the nature of the intangible assets acquired that require them to be amortized in accordance with paragraph 11 of SFAS 142.

41.   We refer to adjustment (g) regarding the recording of a *minority interest* for the ownership of the Senior Managing Partners in Evercore LP related to their vested partnership units that are exchangeable into Class A common stock of Evercore Partners on a one-to-one basis. In this regard, please tell us and disclose in the "Minority Interest" section on page 47 the authoritative accounting literature you relied on to record the Senior Manager's interest in Evercore LP as a minority interest considering:

   a.   the "Organizational Structure" section states on page 26 that the business is owned by the Senior Managing Partners; and

   b.   the Founding Senior Managing Partners will have voting control of Evercore Partners following the offering. Refer to the risk factor titled: "Control by Messrs. Altman and Beutner of the voting power of Evercore Partners, Inc may give rise to control of Interests".

42.   We refer to footnote (h) regarding the tax exempt status of Evercore LP and to the adjustment made to increase your effective tax rate to 44% including the increases relate to the conversion to a corporate structure. In this regard please provide a detail of the federal, state and local taxes that make up the corporate income tax rate of 44% and discuss separately any foreign tax implications regarding the Protego acquisition with operations in Mexico.

Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition, page 37

43.   We refer to the Members Accumulated Deficit of $7.467 million in the Evercore Post Formation column resulting from distribution *in excess of book income* as stated in

footnote (l).   In this regard, please tell us and discuss in this section the following information:

- a. Explain the basis for issuing cash distributions *in excess of recorded net income* considering the statement in the "Formation Transaction" section on page 26 states the distribution to be made to Senior Managing Directors is for *all earnings* for the period from January 1, 2006 to the date of closing of the purchase agreement

- b. Discuss if these cash distributions in excess of recorded book income result any violations of laws, contracts and agreements or regulatory guidelines.

44. Revise footnote (m) on page 38 regarding the acquisition of Protego to include the following information:

- a. State how the purchase price of the acquisition was determined and the basis for allocating the purchase price to specific identifiable intangibles, liabilities and minority interest acquired.

- b. Considering the allocation of the purchase price is preliminary, identify any significant liabilities and tangible and intangible assets likely to be recognized and discuss any uncertainties regarding the effects of amortization periods assigned to the assets.

- c. Provide in MD&A appropriate disclosure regarding any unrecognized preacquisition contingency and its reasonably likely effects on future operating results, liquidity and financial condition. Refer to SAB 2.A.7.

- d. State the repayment terms of the non-interest bearing note for $7 million, including how you will determine any imputed interest.

- e. Describe how the how the fair value of the vested Evercore Partnership units was determined.

- f. State the conditions or events that will cause the unvested Partnership units to vest and how their fair value will be determined to record compensation expense.

45. Tell us and disclose in Note (m) if the following events that could affect the value of the Protego acquisition were considered when the purchase price was determined:

- a. The risk factor on page 19 that states the Company expects that one of Protego's Directors will leave Protego in June 2006 which could adversely affect the business of Protego. Refer to risk factor titled: "Protego depends on Mr. Aspe and other key personnel and their loss of their services would have a material adverse effect on Protego" on page 19.

b. The statement in the risk factor titled: "A Change in state and municipal political leadership in Mexico may adversely affect Protego's Business" on page 21, that states Protego derives a significant portion of is revenues from its advisory contracts with state and local governments in Mexico and that one of the governor's is leaving 2006.

Selected Historical Financial Data, page 41

46. Disclose that the data related to Evercore Holdings is not indicative of the expected future operating results after the Formation Transaction since the financial statements of Evergreen LP will not include the three private equity funds that are included in the Evercore Holding financial statements and Evercore LP will also include the financial statements of the Protego acquisition. Provide a reference to the Unaudited Pro Forma Financial Statement section on page 33.

Management's Discussion and Analysis, page 43

Revenue page 43

47. We refer to the "Carried Interest" section on page 44 that states following this offering the Company will no longer consolidate the results of operations of the private equity funds you currently manage. In this regard, please state in this section:

a. the accounting basis for not consolidating these funds after the closing of this offering. Disclose if this action is related to your disclosure in Note 3, "Recently issued Accounting Pronouncements" on page F-15 of the financial statements of Evercore that states as of December 31, 2005 the Company has determined that the consolidation of these private equity funds is required under EITF 04-5.

b. the status of the funding commitments stated in Note 11, "Commitments and Contingencies, Other Commitments" on page F-22 for $13.5 million related to these funds.

Operating Expenses, page 45

48. Please revise the last paragraph on page 45 to include as one of the events for the vesting of the Evercore LP units the death or disability of the initial non-founding limited partner on or after the date of the consummation of the IPO. Refer to paragraph 8.01(ii)(D) of Article VIII of the partnership agreement filed as Exhibit 10.1.

49.   We refer to the first full paragraph on page 45 that states the Company is not accruing compensation expense related to the unvested partnership units since you consider it is not probable that the conditions that would result in the vesting of these units will be achieved. In this regard, please discuss in this section the basis for your conclusion considering the accounting requirements for accruals for awards with a performance condition according to paragraph 44 of SFAS 123R adopted by Evercore effective January 1, 2006 and EITF 95-8, *Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination* and EITIF 96-5, *Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in Anticipation of a Business Combination*.

Combination with Protego, page 48

50.   Please revise the statement that you will acquire Protego for $7 million of non-interest bearing notes to include the payment of vested partnership units of Evercore LP as stated in the "Organization Structure" section on page 26. Refer to footnote (m) on page 38 of the consolidated pro forma statement of financial condition that estimates the value of these partnership units at $27.5 million.

Business, page 60

51.   Please provide a fuller description of the history of the company.

52.   The discussion of your Investment Management segment beginning on page 64 focuses almost exclusively on the three funds, Evercore Capital Partners I and II and Evercore Ventures. However, we note the statement on page 26 that the general partners of those funds will not become part of Evercore LP. Please revise here and elsewhere as necessary to clarify the ongoing relationship of those funds to the Evercore Partners and Evercore LP.

53.   You state that you currently have 21 Senior Managing Directors. However, under "People" beginning on page 68, you identify only 17 individuals as Senior Managing Directors. You later identify Messrs. Altman and Beutner as Directors. Please revise to reconcile these disclosures.

Description of Capital Stock, page 93

54.   Please revise the description of Class B common stock to clarify the practical effect of the formulae with respect to how many shares of Class B will be held by whom, and the resulting voting power of the respective holders.

55.   Please explain under what circumstances Messrs. Altman, Beutner, and Aspe and the trusts mentioned would come to own less than 90% of the Class A partnership units.

Financial Statements, page F-1

Financial Statements of Evercore LP

56.   We refer to Note 1, "Organization" and Note 2, "Stockholder's Equity" of the Evercore Holdings financial statements on page F-3 that states Evercore Holdings will become the holding company and sole general partner of Evercore LP to which it issued 100 shares of Class B common stock.   In this regard, as stated in the "Formation Transaction" section on page 26, considering Evercore LP was formed on May 12, 2006 and is the successor to the majority of the combined operations of Evercore Holdings, please file the audited financial statements of Evercore LP or state in this section why you consider they are not necessary.

57.   Describe in a footnote how the terms of the Formation Transaction and the acquisition of Protego as stated in the "Organization Structure" section on page 26 will affect the issuance of Partnership Units by the Evercore LP to the Class B shareholders of Evercore Partners and the senior managing directors of Evercore Holdings and Protego.

58.   We refer to the second paragraph on page 93 of the "Evercore LP Partnership Agreement" section that states under the terms of the partnership agreement entered into in the Formation Transaction, *66 2/3%* of the partnership units to be received by the Senior Managing Directors are subject to forfeiture and reallocation, other than partnership units of the two Founding Directors and the current Directors of Protego. Please reconcile this percentage of partnership units subject to forfeiture with Section 8.02 of the Partnership Agreement regarding forfeiture and recapitalization that does not provide for a cap on the partnership units subject to forfeiture.

59.   With respect to the Partnership Units to be issued please provide the following information as described in Articles VII, VIII and IX of the Amended and Restated Limited Partnership Agreement of Evercore LP ("the Partnership Agreement") filed as Exhibit 10.1.

        a. Describe the various types of vested and unvested Class A, Class B and Class C Partnerships Units and explain their relative rights and obligations in the Partnership;

        b. State the relationship between the Class A Common Stock of the General Partner and the Partnership Units.

        c. Disclose the four conditions that may trigger the vesting of the Initial Unvested Non-Founding Limited Partner Units; state the reasons for which any of the various classes of these Partnership Units may be forfeited and disclose any restrictions on the transfer and exchanges of these units.

    d. Disclose the conditions under which the Partnership could be dissolved and the order in which the proceeds from the liquidation will be applied and distributed considering the Class A and Class B Units have priority over Class C Units in the distribution. Refer to Article IX of the Partnership Agreement.

Financial Statements of Evercore Partners, Inc., page F-3

Note 1, Organization, page F-9

60. We refer to the "Organizational Structure" section on page 26 that states as part of the Formation Transaction, the Company will contribute to Evercore LP various entities that conduct your business, with the *exception of the general partners of the Evercore Capital Partners I and II and Evercore Ventures funds.* In this regard, please discuss in the footnote:

    a. which are the entities under common control that will form part of the Evercore LP and why the general partners of the two funds are not included as part of the entities under common control. Refer to Note 3, "Recently Issued Accounting Pronouncements" on page F-15 regarding your implementation of EITF 04-5 effective for fiscal years beginning after December 15, 2005.

    b. State what are the "certain other entities" that will be not be included in the Evercore LP financial statements that you refer to in note (a) on page 34 of the pro forma consolidated statement of income.

61. We refer to the "Holding Company Structure" section on page 28 that states Evercore Partners will consolidate the financial results of Evercore LP and the ownership interest of your Senior Managing Directors in Evercore LP will be reflected as a *minority interest* in Evercore Partners financial statements. In this regard, considering that the Founding Senior Managing Directors will continue to have the common control of Evercore LP after the consummation of the Formation Transaction, please tell us and state in the footnote to the financial statements of Evercore Partners the basis for concluding that the ownership interest of the Senior Managing Director in Evercore LP is classifiable as minority interest in the financial statements of Evercore Partners..

62. We note the last paragraph of the "Holding Company Structure" on page 28. Describe in this section the basis for allocating net profits and net losses of Evercore LP to the holder of the partnership units including:

    a. The allocation made to the Evercore Partners Inc. and the Senior Managing Directors as stated in last paragraph of the "Holding Company Structure" on page 28.

b.   An explanation as to why the Senior Managing Directors are entitled to a separate allocation of the net profits and losses of Evercore LP.

c.   A description as to when cash distributions to the holders of the vested partnership units will be made based on the taxable income of Evercore LP.

d.   A discussion of how it will account for any cash distributions to the holders of the vested partnership units of Evercore LP for purposes of funding their tax obligations related to income of Evercore LP that is allocated to them.

Note 3, Stockholder's Equity, page F-3

63.   Please revise the statement that all shares of Class A and Class B common stock *are identical* to provide the following information:

a.   Describe the differences in voting and economic rights between these two classes of shares as stated in the "Description of Capital Stock" section on page 93.

b.   Describe the relationship between the Class B common stock and the Class A partnership units held in Evercore LP.

c.   Describe the conditions and the basis under which the Evercore LP units may be exchanged for shares of Class A common stock, including any income tax effects of the exchange and the terms of the related tax receivable agreement.   Refer to the risk factor titled: "We may be required to pay our Senior Managing Directors for most of the benefits relating to any additional tax depreciation…" on page 21.

64.   Discuss in the notes to the financial statements the voting rights of the Senior Managing Directors and the Founding Directors. Reconcile in your disclosure the following differences with respect to the voting rights of the Class B common shares:

a.   The risk factor titled: "Control by Messrs. Altman and Beutner of the voting power in Evercore Partners Inc. may give rise to conflicts of interest" on page 22 states that Messrs Altman, Beutner and Aspe immediately following the offering, will be entitled to the votes equal to the total of vested and unvested partnership units of Evercore LP held by all the Senior Managing Directors and therefore the other Senior Managing Directors *will have no voting power in Evercore Partners.*

b.   The "Description of Capital Stock" section on page 93 states that *Class B common shares entitle the holder, other than Evercore Partners, to the number of votes based on a formula related to the number of Class A partnership units held by the holder of Class B stock.*

65.   We refer to the "Class B common stock" section on page 93 that provides a formula for determining the number of votes to which the holders of Class B common shares are entitled. Please tell us and include in the note to the financial statements the following regarding this formula:

     a. Explain why the formula applies to holders of Class B common stock other than the Evercore Partners;

     b. State how the Class B shares held by Evercore Partners are entitled to vote their shares since they are not included in the formula;

     c. Explain why the formula for determining the number of votes of Class B shares is determined by reference to the Class A partnership units in Evercore LP which are held by Messrs. Altman, Beutner and Aspe.

     d. Explain why the partnership units in Evercore held by Evercore Partners are excluded from the total number of Class A partnership units outstanding in Evercore LP.

Financial Statements of Evercore Holdings, page F-5

Combined Statements of Financial Condition, page F-5

66.   We refer to the "Organizational Structure, Formations Transaction" section on page 26 that states that in exchange for the contributed entities to Evercore LP, the Company will distribute to the Senor Managing Directors monetary and other consideration equal to all earnings for the period from January 1, 2006 to the date of the closing of the Formation Transaction. In this regard, please record the planned distribution to the owners of the Company by providing a pro forma balance sheet along side the historical financial statements giving effect to the distribution accrual, but not giving effect to the offering proceeds. Refer to SAB 1.B.3.

Combined Statements of Income, page F-6

67.   You do not report a cost of services in your income statement as required by Article 5 of Regulation S-X. Tell us:

- how you determined that this is an appropriate presentation; and

- how you gather costs to make management decisions.

Note 2, Significant Accounting Policies, page F-10

Minority Interest, page F-11

68.   Please revise this footnote to explain the accounting basis for stating you control and have consolidated EVM although you have recorded a *minority interest* of approximately 53%.

Client Expense Reimbursement, page F-14

69.   We refer to the statement that you have recorded reimbursements for transaction-related expenses on behalf you your clients as Advisory or Investment Revenues in the statement of income. We also note the "Revenue" section of MD&A on page 45 states that beginning in 2006 you have changed your accounting policy regarding expense reimbursements and will no longer record revenues and expenses on a gross basis, and will record them on a net basis with respect to these transaction-related reimbursements and expenditures. In this regard, tell us why you consider that your current policy of recording expense reimbursements is appropriate and include specific reference to the authoritative accounting literature that supports you conclusion. Alternatively, revise the financial statements for the three-year period to record expense reimbursements as offsets to the related expenses and record the change as a correction of an accounting error as required by paragraph 13 of APB 20.

Note 3, Recently Issued Accounting Pronouncements, page F-15

70.   We refer to your implementation of EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partner or Similar Entity When the Limited Partners have Certain Rights", which is effective for fiscal periods beginning after December 15, 2005. We note you state that, pursuant to EITF 04-5, as of December 31, 2005 you have determined that the consolidation of the Private Equity Funds will not be required. In this regard, please tell us and provide in the footnote the following information:

   a.   Explain the basis under EITF 04-5 why you have determined that consolidation of these funds is not necessary. Discuss why you consider that the limited partners have "kick-out" rights, including the substantive ability, without significant barriers, to dissolve the limited partnership or remove the general partner without cause as required by EITF 04-5.   Describe how Private Equity Funds were structured to include these "kick-out" rights considering the Founding Senior Managing Directors of the Company control these Private Equity Funds and have consolidated them in the financial statements for 2005.

   b.   Assuming that you comply with the requirements of EITF 04-5 to not consolidate the private equity funds, state how you will implement the elimination of the consolidation of these funds. Refer to paragraph 9 of EITF 04-5 that requires the limited partnerships be accounted for by using the equity method of accounting which will not result in an adjustment to previously reported equity or net income.

    c. Reconcile the requirements for the use of the equity method under EITF 04-5 to the deconsolidation of the private equity funds in adjustment (e) to the pro forma consolidated income statement on page 34 and adjustment (j) to the pro forma consolidated statement of financial condition on page 37 that eliminate a net loss of $976,000 and $13 million of investments related to these funds.

    d. If the elimination of these private equity funds are not related to the implementation of EITF 04-5, please provide the full audited financial statements of Evercore LP since this is the acquired component of the business of Evercore Holdings, excluding the continuing operations of the Private Equity Funds. Tell us and disclose in the filing if Evercore Holdings will retain and continue to operate the Private Equity Funds.

    e. Discuss your consideration of your commitment for capital contributions of $13.458 million for these funds as of December 31, 2005. Refer to Note 11, "Commitments and Contingencies, Other Commitments" on page F-22.

    f. We refer to the "Relationship with the Evercore Capital Partners Funds" section on page 88 that states Evercore GP Holdings LLC will become a non-managing member of the general partner of the Evercore Capital Partners II private equity fund that will entitle the Company to receive 8% to 9% o the carried interest realized from that fund following the offering. In this regard, please tell us why you consider that this private equity fund falls under EITF 04-5 considering it appears the Company continues to have significant influence over this fund.

Financial Statements of Protego Asesores, S.A. de C.V, Subsidiaries and Protego SI, S.C.

Combined and Consolidated Balance Sheets, page F-28

71. We refer to the "Organizational Structure, Combination with Protego" section on page 26 that states Protego will distribute to is Directors monetary and other consideration equal to all earnings for the period from January 1, 2005 to the date of the closing of the acquisition transaction. In this regard, please record the planned distribution to the owners of the Company by providing a pro forma balance sheet giving effect to the distribution accrual, but not giving effect to the offering proceeds, along side the historical balance sheet. Refer to SAB 1.B.3.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3493 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Vincent Pagano, Jr., Esq.
         Joshua Ford Bonnie
         Simpson Thacher & Bartlett LLP
         425 Lexington Avenue
         New York, New York 10017-3954

         Mark G. Borden, Esq.
         Stuart R. Nayman, Esq.
         Wilmer Cutler Pickering Hale and Dorr LLP
         399 Park Avenue
         New York, New York 10022